Exhibit 1

Schedule A to Liquidnet, Inc. Form BD
BD – Direct Owners / Executive Officers

Are there any indirect owners of the applicant required to be reported on Schedule B? Yes

Ownership Codes:

NA - less than 5%
A - 5% but less than 10%
B - 10% but less than 25%
C - 25% but less than 50%
D - 50% but less than 75%
E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S. No., IRS Tax #, Emp. ID)
Conroy, Brian Bernard	I	President / Director	08/2019	NA	Y	N	1802506
Knopp, Cheryl Jodi	I	General Counsel / Secretary	07/2018	NA	N	N	5273448
Laible, Robert Karl	I	COO	08/2019	NA	Y	N	1644140
Liquidnet Holdings, Inc.	DE	Shareholder	01/2000	E	Y	N	13-4092641
Merrin, Seth Isaac	I	CEO / Director	01/2000	NA	Y	N	1073461
Meyerson, Howard Lee	I	Chief Compliance Officer	11/2018	NA	N	N	4232932
Min, Angela Lorraine	I	FINOP	07/2017	NA	N	N	5230966